GWN Securities, Inc.

(a majority owned subsidiary of World Investment Network, Inc.)
Financial Statement
December 31, 2025

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SEC FILE NUMBER
8-66185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GWN Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11440 North Jog Road
(No. and Street)

Palm Beach Gardens	Florida	33418
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Barry Rittman	561-472-2048	barry2@moneyconcepts.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive Suite 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denis Walsh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GWN Securities, Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Denis Walsh_

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
World Investment Network (as majority stockholder) of GWN Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GWN Securities, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2025.

Chicago, Illinois
April 2, 2026

GWN SECURITIES, INC.

(A Majority Owned Subsidiary of World Investment Network, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	4,430,569
Commissions receivable		15,887,580
Prepaid expenses and other assets		437,516
Due from clearing broker (including a restricted deposit of $250,000)		434,044
Income tax receivable from parent		357,736
Deferred tax asset, net		147,725
Total assets	$	21,695,170

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable to contracted representatives	$	13,963,955
Accounts payable and accrued expenses		941,223
Total liabilities		14,905,178

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, $0.01 par value; 1,000 shares authorized;		
100 shares issued and outstanding		1
Additional paid-in capital		636,273
Retained earnings		6,153,718
Total stockholder's equity		6,789,992
Total liabilities and stockholder's equity	$	21,695,170

The accompanying notes are an integral part of this financial statement.

GWN SECURITIES, INC.
(A Majority Owned Subsidiary of World Investment Network, Inc.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

1. Nature of Operations

GWN Securities, Inc. (the "Company") is an introducing broker dealer and member of Financial Industry Regulatory Authority ("FINRA") and is a registered investment advisor registered with the Securities and Exchange Commission (the "SEC"). The Company is a majority owned subsidiary of World Investment Network, Inc. (the "Parent"). The Company is minority owned by an individual who is also an officer of the Company.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii). The requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of the Financial Statement
The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations such as the SEC and FINRA, among others. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss relating to these deposits. At December 31, 2025, the Company did not hold any cash equivalents.

2.   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, or interest in open- end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 - Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Valuations are usually obtained from third party pricing service for comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

Income Taxes

The Company's Parent files consolidated federal and state income tax returns that includes the financial information of the Company. Accordingly, the Company calculates income tax provision or benefit and settles the current amount payable to or receivable from the Parent as if it files a separate tax return. The minority shareholder is not liable for any income taxes generated by the Company nor benefits from any tax benefits generated by the Company on the Parent's income tax returns.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes enactment date.

The Company recognizes a tax benefit associated with an uncertain tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely- than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits (as applicable).

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company has not provided an allowance for credit losses at December 31, 2025 and 2024.

2.   **Summary of Significant Accounting Policies (continued)**

Segment Reporting
In identification of operating segments, an operating segment is a component of a broker dealer that has all the following characteristics: (1) It engages in business activities from which it may recognize revenues and incur expenses, (2) Its operating results are regularly reviewed by the entity's Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and (3) Its discrete financial information is available.

The Company has one reportable segment: Brokerage, which generates revenue from customers by charging fees, commissions, and advisory income for the services it provides to its customers. In connection with this, the Company has identified the Managing Director as the CODM, who uses net income to evaluate the results of the business and how to allocate resources based on net income in managing the operations of the Company.

Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy to meet the Company's regulatory requirements, such as whether to reinvest profits or declare dividends to the Parent. The measurement of segment assets and liabilities are reported in the accompanying statement of financial condition as total assets and total liabilities. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with prior periods.

3.   **Transactions with Related Parties**

The Company has expense sharing agreements with its Parent and certain of its affiliates (all are affiliated through common ownership). The terms of such agreements call for the Company to be allocated and charged expenses related to the use of office space, equipment and for services it receives on a monthly basis. The Company may also charge its affiliates in the event its employees provide services to such affiliates and/or for other overhead charges shared with such affiliates. In such cases, the respective expense category is reduced for any amounts charged to affiliates. There are no commitments under these agreements and may be canceled at any time. Such expenses that are charged to the Company or conversely charged by the Company are noninterest bearing and payable on demand.

4.   **Defined Contribution Plan**

The Company sponsors a defined contribution plan (401(k) plan) (the "Plan"), which covers qualified employees, as defined in the Plan document. Employer matching contributions that are made by the Company are made at the sole discretion of the Company's board of directors. No employer matching contributions were payable to the Plan as of December 31, 2025.

5. Income Taxes

In December 2023, the FASB issued amended guidance that requires entities to provide additional income tax disclosures on an annual basis (ASU 2023-09). The Company adopted this guidance in the year ended December 31, 2025. There was no other significant impact to the Company's financial statements as a result of the adoption of this guidance.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all tax periods ending after 2022. There are no examinations presently pending of the Parent's income tax returns.

The Company's policy is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

6. Commitments and Contingencies

The Company, in the normal course of business, is party to various legal actions and claims. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

The Company has no material commitments as of December 31, 2025.

7. Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange

7. Credit Risk (continued)

regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

As of the date this financial statement was issued, the Company has collected substantially all commissions receivable and amounts owed by the clearing broker (exclusive of the restricted deposit) that were outstanding as of December 31, 2025.

8. Concentrations

A portion of the Company's assets are held with a clearing broker. Commissions receivable were owed by various financial institutions as of year-end. The Company is subject to credit risk should the clearing broker and/or these financial institutions be unable to fulfill their obligations. The Company seeks to control the risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $5,717,547, which was $4,720,535in excess of its required net capital of $997,012. The Company's net capital ratio was 2.62:1 as of December 31, 2025.

10. Subsequent Events

The Company has evaluated subsequent events through the date this financial statement was issued and determined that no additional financial statement recognition or disclosure is necessary.